February     , 2011

JPMorgan Trust II

245 Park Avenue

New York, NY 10167

Dear Sirs:

J.P. Morgan Investment Management Inc., JPMorgan Funds Management, Inc. and JPMorgan Distribution Services, Inc. (collectively, “J.P. Morgan Service Providers”) hereby agree to waive fees owed to each J.P.Morgan Service Provider or to reimburse each Fund listed on Schedule A through February __, 2012. The J.P.Morgan Service Providers will waive fees or reimburse to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, extraordinary expenses not incurred in the ordinary course of the Funds’ business and expenses related to the J.P. Morgan Funds’ Board of Trustees’ deferred compensation plan. With respect to the Funds and the classes affected, this agreement supersedes any prior agreements between the J.P. Morgan Service Providers and the Trust.

The J.P. Morgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filings their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Funds Management, Inc. JPMorgan Distribution Services, Inc.

By:
Accepted by: JPMorgan Trust II

By:

JPMTII Fee Waiver Agreement

Page II

SCHEDULE A

FUND NAME	Class R5	Class R2
JPMorgan Equity Income Fund	0.59%	1.29%